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PRICER

SUPPL



PRESS RELEASE

from Pricer AB (publ) June 13, 2005

Leclerc region Socamil chose Pricer ESL

Leclerc hypermarket's regional buying group Socamil chose Pricer for first phase regional deployment. Socamil, comprising of 31 stores, has finally chosen an ESL provider after years of study. The last Leclerc region to not have installed ESL, except for one store with a mono-directional radio solution, has referenced exclusively Pricer ESL.

Socamil, the IT reference group of Leclerc, is characterized by large hypermarkets ranging from 20 000 to 40 000 articles. 12 hypermarkets are planned in this first phase from June 2005 to June 2006 with deliveries of an expected value of SEK 14 M. Socamil has developed the front and back office system for the Leclerc group and therefore carry much influence in the group.

"The fact that yet another leading French retailer chooses Pricer's system after a thorough evaluation is a success for us. Socamil's decision was based on the technological advances of Pricer and on every issue, it came down to choosing the tool which would most effectively improve customer service and store operations," says Charles Jackson, Vice President of sales and marketing, Pricer AB, referencing Pricer's communication speed, the forward compatibility for future display innovations, the ESL's autonomy and the operational benefits of the infra red bi-directionality.

Leclerc is a leading French food retailer and one of the top 30 leading retailers in the world, operating in Europe and principally in France with around 400 large format stores.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer's ESL systems are installed in approximately 800 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

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